Securities and Exchange Commission

Washington, DC 20549

Attn: Ta Tanisha Meadows

Re: Greenhouse Solutions, Inc.

10K/A for the year ended March 31, 2015

File No. 0-54759

Dear Staff,

Please see the amended 10-K for the year ended March 31, 2015 and these responses to SEC comments.

Item 8. Financial Statements and Supplementary Data, page 29

1.   Please label each column of the financial statements as of and for the year ended March 31, 2015 "As Restated."

The correctly labeled financial statements are found on pages 32-35 .

Item 9A. Controls and Procedures

2.   We reviewed your response to comment 6 and note the revisions to your disclosure; however you still have not addressed all of the bullet points from our comment. As previously requested, please revise to include the following disclosures required by Item 308 of Regulation S-X:

  A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting;

  A statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting; and

  Management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

The above items have been addressed on pages 42-43.

This letter will confirm, as requested, in your comment letter of April 13, 2016 that:

1.  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

John Michak,

Chief Operating Officer